                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   819357 10 4
                 ----------------------------------------------
                                 (CUSIP Number)

                               Curtis V. Anastasio
                      President and Chief Executive Officer
                            6000 North Loop 1604 West
                            San Antonio, Texas 78249
                                 (210) 592-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2001
                 ----------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 2 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ultramar Diamond Shamrock Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 -0-
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   4,424,322 Common Units of Shamrock Logistics, L.P.
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 3 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TPI Petroleum, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Michigan
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 4 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Diamond Shamrock Refining and Marketing Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 5 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sigmor Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 6 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Shamrock Pipe Line Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 7 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Diamond Shamrock Refining Company, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 8 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TPI Pipeline Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Michigan
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  819357 10 4                                        PAGE 9 OF 24 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UDS Logistics, LLC                       85-0470977
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]

                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO; see Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                             -0-
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 4,424,322 Common Units of Shamrock Logistics, L.P.
      EACH         -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,424,322 Common Units of Shamrock Logistics, L.P.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          46.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          HC, limited liability company
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 10 OF 24 PAGES


                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1. Security and Issuer

         This statement on Schedule 13D is being filed by Ultramar Diamond Shamrock Corporation, TPI Petroleum, Inc., TPI Pipeline Corporation, Diamond Shamrock Refining and Marketing Company, Sigmor Corporation, The Shamrock Pipe Line Corporation, Diamond Shamrock Refining Company, L.P. and UDS Logistics, LLC (collectively, the "Reporting Persons"). This statement relates to the common units representing limited partner interests (the "Common Units") of Shamrock Logistics, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 6000 North Loop 1604 West, San Antonio, Texas 78249-1112.

Item 2. Identity and Background

         (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

         1. Ultramar Diamond Shamrock Corporation ("UDS") is principally engaged in the refining and retailing of high-quality refined products and convenience store merchandise. The executive officers and directors of Ultramar Diamond Shamrock Corporation are listed on Appendix A hereto.

                  UDS holds the 4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, through UDS Logistics, LLC, its indirect wholly owned subsidiary. UDS is the direct owner of 100% of each of Diamond Shamrock Refining and Marketing Company ("DSRMC") and TPI Petroleum Inc. DSRMC holds a 45.023544% member interest in UDS Logistics, LLC. DSRMC also is the owner of 100% of each of Diamond Shamrock Refining Company, L.P. (through DSRMC's subsidiaries Sigmor Corporation and D-S Venture Company, LLC), Sigmor Corporation and The Shamrock Pipe Line Corporation, each of which holds a 5.414771%, 29.498522% and 13.544178% member interest in UDS
                  Logistics, LLC, respectively. The remaining 6.518985% member interests in UDS Logistics, LLC is held by TPI Pipeline Corporation, a direct wholly owned subsidiary of TPI Petroleum Inc.

                  As a result, UDS and each of the following direct and indirect subsidiaries of UDS, DSRMC, TPI Petroleum, Inc., TPI Pipeline Corporation, Sigmor Corporation, The Shamrock Pipe Line Corporation, and Diamond Shamrock Refining Company, L.P., may be deemed to beneficially own the Common Units acquired by UDS Logistics.

         2. TPI Petroleum, Inc. is the direct owner of 100% of TPI Pipeline Corporation and is principally engaged in the refining and marketing of petroleum products. The executive officers and directors of TPI Petroleum, Inc. are listed on Appendix B hereto.

         3. DSRMC is the direct owner of 45.023544% of the member interests of UDS Logistics, LLC, 100% of each of Sigmor Corporation, The Shamrock Pipe Line Corporation and Diamond Shamrock Refining Company, L.P. and is principally engaged in the refining and marketing of petroleum products. The executive officers and directors of DSRMC are listed on Appendix C hereto.

                                                             PAGE 11 OF 24 PAGES

         4. Sigmor Corporation owns 29.498522% of the member interests of UDS Logistics, LLC and is principally engaged in the ownership and leasing of real estate. The executive officers and directors of Sigmor Corporation are listed on Appendix D hereto.

         5. The Shamrock Pipe Line Corporation owns 13.544178% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of pipelines. The executive officers and directors of The Shamrock Pipe Line Corporation are listed on Appendix E hereto.

         6. Diamond Shamrock Refining Company, L.P. owns 5.414771% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of refineries and pipelines.

         7. TPI Pipeline Corporation owns 6.518985% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of pipelines. The executive officers and directors of TPI Pipeline Corporation are listed on Appendix F hereto.

         8. UDS Logistics, LLC is the limited partner of Riverwalk Logistics, L.P., the general partner of the Partnership, and its sole purpose is to hold (i) the limited partner interest in Riverwalk Logistics and (ii) Common Units and the subordinated units of the Partnership.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired beneficial ownership of 4,424,322 Common Units on April 16, 2001 in exchange for the contribution of an equity interest in an affiliated entity of the Partnership in connection with the Partnership's initial public offering.

Item 4. Purpose of Transaction

         The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

                                                             PAGE 12 OF 24 PAGES

Item 5. Interest in Securities of the Company

         (a) There were 9,599,322 Common Units outstanding as of April 16, 2001, the date of the initial public offering. The Reporting Persons are deemed to be the beneficial owners of 4,424,322 Common Units, which constitute approximately 46.1% of the total issued and outstanding Common Units as of April 24, 2001. The Reporting Persons also hold, through UDS Logistics, LLC, 9,599,322 subordinated limited partner interests in the Partnership, which may be converted, generally not before March 31, 2006, into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (No. 333-43668 and No. 333-58588), incorporated herein by reference.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The 4,424,322 Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Appendix A to the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.

Item 7. Material to be filed as Exhibits

         Exhibit A: Registration Statement on Form S-1 for Shamrock Logistics, L.P. (333-43668) incorporated herein by reference.

         Exhibit B: Registration Statement on Form S-1 for Shamrock Logistics, L.P. (333-58588) incorporated herein by reference.

         Exhibit C: Joint Filing Agreement, dated April 26, 2001.

                                                             PAGE 13 OF 24 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2001             ULTRAMAR DIAMOND SHAMROCK CORPORATION

                                 /s/ William R. Klesse
                                 -----------------------------------------------
                                 Name: William R. Klesse
                                 Title: Executive Vice President, Operations


                                 TPI PETROLEUM, INC.

                                 /s/ C. V. Anastasio
                                 -----------------------------------------------
                                 Name: C. V. Anastasio
                                 Title: Vice President


                                 DIAMOND SHAMROCK REFINING AND MARKETING COMPANY

                                 /s/ C. V. Anastasio
                                 -----------------------------------------------
                                 Name: C. V. Anastasio
                                 Title: Vice President


                                 SIGMOR CORPORATION

                                 /s/ Steve Blank
                                 -----------------------------------------------
                                 Name: Steve Blank
                                 Title: Vice President and Treasurer


                                 THE SHAMROCK PIPE LINE CORPORATION

                                 /s/ C. V. Anastasio
                                 -----------------------------------------------
                                 Name: C. V. Anastasio
                                 Title: President

                                                             PAGE 14 OF 24 PAGES

                                 DIAMOND SHAMROCK REFINING COMPANY, L.P.

                                 /s/ Steve Blank
                                 -----------------------------------------------
                                 Name: Steve Blank
                                 Title: Vice President and Treasurer


                                 TPI PIPELINE CORPORATION

                                 /s/ C. V. Anastasio
                                 -----------------------------------------------
                                 Name: C. V. Anastasio
                                 Title: President


                                 UDS LOGISTICS, LLC

                                 /s/ Raymond Gaddy
                                 -----------------------------------------------
                                 Name: Raymond Gaddy
                                 Title: President

                                                             PAGE 15 OF 24 PAGES

                                   SCHEDULE I


                                          STATE OF
              NAME                        INCORPORATION               BUSINESS ADDRESS
              ----                        -------------               ----------------

Ultramar Diamond Shamrock                 Delaware               6000 North Loop 1604 West
Corporation                                                      San Antonio, Texas 78249-1112

TPI Petroleum, Inc.                       Michigan               P.O. Box 696000
                                                                 San Antonio, Texas 78269-6000

Diamond Shamrock Refining and             Delaware               P.O. Box 696000
Marketing Company                                                San Antonio, Texas 78269-6000

Sigmor Corporation                        Delaware               P.O. Box 696000
                                                                 San Antonio, Texas 78269-6000

The Shamrock Pipe Line Corporation        Delaware               P.O. Box 696000
                                                                 San Antonio, Texas 78269-6000

Diamond Shamrock Refining                 Delaware               P.O. Box 696000
Company, L.P.                                                    San Antonio, Texas 78269-6000

TPI Pipeline Corporation                  Michigan               P.O. Box 696000
                                                                 San Antonio, Texas 78269-6000

UDS Logistics, LLC                        Delaware               5801 Osuna Road, NE
                                                                 Suite A-102
                                                                 Albuquerque, NM 87109-2587

                                                             PAGE 16 OF 24 PAGES

                                   APPENDIX A


Executive Officers and Directors of Ultramar Diamond Shamrock Corporation


Jean R. Gaulin                           President, Chief Executive Officer and Director
                                         (Chairman)

W. Paul Eisman                           Executive Vice President - Corporate Development

Timothy J. Fretthold                     Executive Vice President and Chief Administrative
                                         and Legal Officer

Christopher L. Havens                    Executive Vice President - Marketing and Retail
                                         Operations

William R. Klesse                        Executive Vice President - Operations

Robert S. Shapard                        Executive Vice President and Chief Financial Officer

Byron Allumbaugh                         Director

E. Glenn Biggs                           Director

W. E. Bradford                           Director

H. Frederick Christie                    Director

W. H. Clark                              Director

Russel H. Herman                         Director

Bob Marbut                               Director

Katherine D. Ortega                      Director

Madeleine Saint-Jacques                  Director

C. Barry Schaefer                        Director

         Each of the foregoing persons is a United States citizen with the exception of Ms. Saint-Jacques, who is a Canadian citizen. The principal business address of Messrs. Gaulin, Eisman, Fretthold, Havens, Klesse and Shapard is 6000 North Loop 1604 West, San Antonio, Texas 78249-1112, and the present principal occupation or employment of each such person is serving as an employee of Ultramar Diamond Shamrock Corporation.

         The business address of Messrs. Bradford, Christie, Allumbaugh and Herman and Ms. Ortega is 6000 North Loop 1604 West, San Antonio, Texas 78249-1112. Each such person is retired.

         The principal business address of E. Glenn Biggs is 1250 N.E. Loop 410, Suite 333, San Antonio, TX 78209, and his present principal occupation or employment is serving as President of Biggs & Co., a corporation engaged in developmental projects and financial planning.

         The principal business address of W. H. Clark is 20 South Clark Street, Suite 2222, Two First National Plaza, Chicago, IL 60603, and his present principal occupation or employment is serving as President of W. "H" Clark Associates, Ltd., a business engaged in investment activities.

                                                             PAGE 17 OF 24 PAGES

         The principal business address of Bob Marbut is 888 Seventh Avenue, 27th Floor, New York, NY 10106, and his present principal occupation or employment is serving as Chairman and Chief Executive Officer of Argyle Communications, Inc. and Chairman of Hearst-Argyle Television, Inc., corporations engaged in broadcasting and publishing.

         The principal business address of Madeleine Saint-Jacques is 1600 Rene-Levesque West, Suite 1200, Montreal, Quebec H3H 1P9 Canada, and her present principal occupation or employment is serving as Chairman of the Board of Saint-Jacques Vallee Young and Rubicam Inc., a corporation engaged in advertising.

         The principal business address of C. Barry Schaefer is 399 Park Avenue, 18th Floor, New York, NY 10022, and his present principal occupation or employment is serving as Managing Director of The Bridgeford Group, an investment banking concern and President of C.B. Schaefer and Company, Inc., a financial advisory firm.

                                                             PAGE 18 OF 24 PAGES

                                   APPENDIX B


Executive Officers and Directors of TPI Petroleum, Inc.

       NAME                                               OFFICE
       ----                                               ------

Jean R. Gaulin                           Chief Executive Officer and President
Timothy J. Fretthold                     Executive Vice President, Chief Administrative and
                                         Legal Officer and Director
William R. Klesse                        Executive Vice President and Director
Robert S. Shapard                        Executive Vice President, Chief Financial Officer
                                         and Director
Christopher L. Havens                    Executive Vice President
W. Paul Eisman                           Executive Vice President
Robert S. Beadle                         Senior Vice President
Stephan Motz                             Senior Vice President
Doris Beaulieu                           Vice President and Chief Information Officer
Curtis V. Anastasio                      Vice President
Anthony P. Bartys                        Vice President
Steven A. Blank                          Vice President and Treasurer
K.K. Eaton                               Vice President
John Emley                               Vice President
Robert E. Kerns                          Vice President
W. Rudd Marlowe                          Vice President
Jerry D. McVicker                        Vice President
Thomas M. O'Brien                        Vice President and Controller
Charles Patry                            Vice President
Michael D. Thompson                      Vice President
L. Don Thurmond                          Vice President
Penelope R. Viteo                        Vice President
Harold D. Mallory                        Secretary
Patrick D. Furlong                       Assistant Controller
Ron Mechler                              Assistant Controller
Warren Andrew Peters                     Assistant Controller
Cheryl K. Trevor                         Assistant Secretary and Assistant Controller
Claudine Ton Nu                          Assistant Secretary
Daniel F. Frye, III                      Assistant Treasurer
Margaret J. Gowans                       Assistant Treasurer
Patti K. Meisetschleager                 Assistant Treasurer

         Each of the foregoing persons is a United States citizen with the exception of Messrs. Beaulieu, Motz, Patry and Thompson, who are Canadian citizens. The principal business address of each such persons is P.O. Box 696000, San Antonio, Texas 78269-6000, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Petroleum, Inc. and, if applicable, other affiliates of Ultramar Diamond Shamrock Corporation.

                                                             PAGE 19 OF 24 PAGES

                                   APPENDIX C

Executive Officers and Directors of Diamond Shamrock Refining and Marketing Company

       NAME                                               OFFICE
       ----                                               ------

Jean R. Gaulin                           Chief Executive Officer and President
Timothy J. Fretthold                     Executive Vice President, Chief Administrative and
                                         Legal Officer and Director
William R. Klesse                        Executive Vice President and Director
Robert S. Shapard                        Executive Vice President, Chief Financial Officer
                                         and Director
Christopher L. Havens                    Executive Vice President
W. Paul Eisman                           Executive Vice President
Robert S. Beadle                         Senior Vice President
Stephan Motz                             Senior Vice President
Curtis V. Anastasio                      Vice President
Anthony P. Bartys                        Vice President
Steven A. Blank                          Vice President and Treasurer
Richard Boucher                          Vice President
K.K. Eaton                               Vice President
Robert E. Kerns                          Vice President
W. Rudd Marlowe                          Vice President
Jerry D. McVicker                        Vice President
Thomas M. O'Brien                        Vice President and Controller
Michael D. Thompson                      Vice President
L. Don Thurmond                          Vice President
Penelope R. Viteo                        Vice President
Harold D. Mallory                        Secretary
Rene Noel                                Controller
Marcel Dupuis                            Controller
Ron Mechler                              Assistant Controller
Warren Andrew Peters                     Assistant Controller
Cheryl K. Trevor                         Assistant Secretary and Assistant Controller
Claudine Ton Nu                          Assistant Secretary
Daniel F. Frye, III                      Assistant Treasurer
Margaret J. Gowans                       Assistant Treasurer
Patti K. Meisetschleager                 Assistant Treasurer

         Each of the foregoing persons is a United States citizen with the exception of Messrs. Motz, Boucher, Thompson, Noel and Dupuis, who are Canadian citizens. The principal business address of each such persons is P.O. Box 696000, San Antonio, Texas 78269-6000, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Diamond Shamrock Refining and Marketing Company and, if applicable, other affiliates of Ultramar Diamond Shamrock Corporation.

                                                             PAGE 20 OF 24 PAGES

                                   APPENDIX D

Executive Officers and Directors of Sigmor Corporation

       NAME                                               OFFICE
       ----                                               ------

Jean R. Gaulin                           Chief Executive Officer and President
Timothy J. Fretthold                     Executive Vice President, Chief Administrative and
                                         Legal Officer and Director
William R. Klesse                        Executive Vice President and Director
Christopher L. Havens                    Executive Vice President
W. Paul Eisman                           Executive Vice President
Robert S. Shapard                        Executive Vice President, Chief Financial Officer
                                         and Director
Robert S. Beadle                         Senior Vice President
Stephan Motz                             Senior Vice President
Steven Blank                             Vice President and Treasurer
Anthony P. Bartys                        Vice President
K.K. Eaton                               Vice President
Michael D. Thompson                      Vice President
Penelope R. Viteo                        Vice President
Thomas M. O'Brien                        Vice President and Controller
Todd Walker                              Secretary
Cheryl K. Trevor                         Assistant Controller and Assistant Secretary
Claudine Ton Nu                          Assistant Secretary

         Each of the foregoing persons is a United States citizen with the exception of Messrs. Motz and Thompson, who are Canadian citizens. The principal business address of each such persons is P.O. Box 696000, San Antonio, Texas 78269-6000, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Sigmor Corporation and, if applicable, other affiliates of Ultramar Diamond Shamrock Corporation.

                                                             PAGE 21 OF 24 PAGES

                                   APPENDIX E

Executive Officers and Directors of The Shamrock Pipe Line Corporation

       NAME                                               OFFICE
       ----                                               ------
Curtis V. Anastasio                      President
Steven A. Blank                          Vice President and Treasurer
William R. Klesse                        Executive Vice President and Director
Rodney L. Reese                          Vice President
Ronald C. McInturff                      Vice President
Thomas M. O'Brien                        Vice President and Controller
Todd Walker                              Secretary
Daniel F. Frye, III                      Assistant Treasurer and Assistant Secretary
Patti K. Meisetschleager                 Assistant Treasurer
Robert L. Blaylock                       Assistant Controller and Assistant Secretary
Cheryl K. Trevor                         Assistant Controller and Assistant Secretary
Margaret J. Gowans                       Assistant Secretary and Assistant Treasurer
Dane Williams                            Assistant Secretary
Claudine Ton Nu                          Assistant Secretary
Timothy J. Fretthold                     Director
Robert S. Shapard                        Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is P.O. Box 696000, San Antonio, Texas 78269-6000, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of The Shamrock Pipe Line Corporation and, if applicable, other affiliates of Ultramar Diamond Shamrock Corporation.

                                                             PAGE 22 OF 24 PAGES

                                   APPENDIX F

Executive Officers and Directors of TPI Pipeline Corporation

       NAME                                               OFFICE
       ----                                               ------

Curtis V. Anastasio                      President
Steven A. Blank                          Vice President and Treasurer
William R. Klesse                        Executive Vice President and Director
R.S. Beadle                              Senior Vice President
Rodney L. Reese                          Vice President
Ronald C. McInturff                      Vice President
Thomas M. O'Brien                        Vice President and Controller
Todd Walker                              Secretary
Daniel F. Frye, III                      Assistant Treasurer and Assistant Secretary
Patti K. Meisetschleager                 Assistant Treasurer
Cheryl K. Trevor                         Assistant Controller and Assistant Secretary
Margaret J. Gowans                       Assistant Secretary and Assistant Treasurer
Dane Williams                            Assistant Secretary
Claudine Ton Nu                          Assistant Secretary
Timothy J. Fretthold                     Director
Robert S. Shapard                        Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is P.O. Box 696000, San Antonio, Texas 78269-6000, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Pipeline Corporation and, if applicable, other affiliates of Ultramar Diamond Shamrock Corporation.

                                 EXHIBIT INDEX


Ex. No.                      Description of Exhibit
-------                      ----------------------

 99.c                        Joint Filing Agreement